November 11, 2008

Mr. Gus Rodriguez

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Stop 4-5

Washington, D.C. 20549

RE:	American Safety Insurance Holdings, Ltd.
Form 10-K for fiscal year ended December 31, 2007
and Form 10-Q for the quarter ended June 30, 2008
File No. 1-14795

Ladies and Gentlemen:

On behalf of American Safety Insurance Holdings, Ltd. (the “Company”), we are providing responses to the Staff’s comment letter dated October 17, 2008. The comments relate to the Company’s Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended June 30, 2008. In this letter, references to “we” refer to the Company. To facilitate your review the Staff’s comments have been reproduced, with the Company’s responses following each comment.

Form 10-K for the Fiscal Year ended December 31, 2007

Financial Statements

Note 4 – Fair Value Measurements, page 93

1. In responding to prior comment two, you plan to revise your disclosure to state that fair value is determined by management based upon available market prices or quotes from broker dealers. The Division of Corporation Finance recently sent a letter to certain public companies identifying a number of disclosure issues to consider in preparing Management’s Discussion and Analysis. A sample of that letter may also be found on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-bullets of the last main bullet point of that letter describe information to consider when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management’s Discussion and Analysis. We believe that this information provides more insight and transparency into the determination of fair value. In providing this information, we believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filing is incorporated by reference into a Securities Act Filing.

Mr. Rodriguez

November 11, 2008

Response:

Thank you for providing the additional information. The guidance will assist our future filings.

Form 10-Q for the quarter ended June 30, 2008

Note 3 – Investments, page 10

2. We acknowledge your response to prior comment 3. You stated that your preferred stock investments with an unrealized loss of almost 27% at June 30, 2008 were not impaired after your analysis of the issuing companies, your continued receipt of dividends and your ability and intent to hold the securities until market conditions improve. However, you disclosed that the majority of your preferred stock investments were concentrated in the financial sector. Based on significant deterioration in earnings, asset quality and liquidity in the financial sector during the year, your disclosure of impairments recognized on fixed-income securities with exposure to the financial sector in the Form 8-K report issued on October 2, 2008 and poor economic conditions, please enhance your disclosures as follows:

•	Disclose that the impairment assessment is performed at the individual security level as required by paragraph 7 of FSP SFAS 115-1;
•	Disclose whether there has been a significant deterioration in the earnings, asset quality, cash flows and liquidity of your individual preferred stock holdings;
•	Disclose if any of the preferred stock holdings have experienced any reduction in the dividends paid;
•	Disclose all of the positive and negative factors considered in reaching the conclusion that the investments are not other than temporarily impaired; and
•	Provide the disclosures required by paragraph 17.b of FSP SFAS 115-1.

Response:

Investments in preferred stocks as of June 30, 2008 were composed of 11 securities that were traded on the New York Stock Exchange. As we disclosed in our Form 8-K, we realized a $2 million loss for other than temporary impairment of our investment in the preferred stock of Federal Home Loan Mortgage and Lehman Brothers. The other investments in preferred stocks continue to be traded and pay dividends. Below is our disclosure for future filings related to factors in determining whether securities are other than temporarily impaired:

“On a quarterly basis, we evaluate whether the fair values of the Company’s individual securities are other-than-temporarily impaired when the fair value is below amortized cost. To make this assessment we consider several factors including (i) our intent and ability to hold the security, (ii) the potential for the security to recover in value, (iii) an analysis of the financial condition of the issuer, (iv) an analysis of the collateral structure and credit support of the security, if applicable, (v) the length of time during which there has been a decline below cost, and (vi) the extent of the decline below cost. If we conclude

Mr. Rodriguez

November 11, 2008

a security is other-than-temporarily impaired, we write down the amortized cost of the security to fair value, with a charge to net realized investment losses in the Consolidated Statements of Operations. “

Note 8 – Fair Value Measurements, page 17

3. We acknowledge your response to prior comment 4. In your response you stated that your residential mortgage-backed, commercial mortgage-backed and asset-backed securities were classified as Level 1 since they were liquid at June 30, 2008. Securities that trade in liquid markets can also be classified as Level 2 inputs. To classify securities as Level 1 inputs you must obtain unadjusted prices in active markets for identical securities. Please confirm the following:

•	That you were able to obtain prices for identical residential mortgage-backed, commercial mortgage-backed and asset-backed securities;
•	That you did not have to adjust any of the quoted prices for any of the securities; and
•	That an active market exists for all of these securities.

Response:

At June 30, the market for mortgage-backed securities was liquid and in management’s opinion should be classified as Level 1. In future filings, due to the change in the market and additional information provided regarding fair market value disclosure, we will classify our mortgage-backed and other fixed maturity securities, except for Treasuries, as Level 2.

Should the Staff have any questions about any of the Company’s responses or have additional comments, please feel free to contact me.

Sincerely,

William C. Tepe

Chief Financial Officer

770-485-4373